UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1 (RULE 14D-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(Name of Subject Company (Issuer))

EMPRESA DE ENERGÍA DEL CONO SUR S.A.

And

SOUTH AMERICAN ENERGY LLP

(Names of Filing Persons (Offerors))

CLASS B COMMON SHARES, par value 1 Peso per share (ISIN: ARENOR010020), including Class B Shares represented by American Depositary Shares

(Title of Class of Securities)

29244A102

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

EMPRESA DE ENERGÍA DEL CONO SUR S.A.

And

SOUTH AMERICAN ENERGY LLP

(Names of Filing Persons (Offerors))

CLASS B COMMON SHARES, par value 1 Peso per share (ISIN: ARENOR010020), including
Class B Shares represented by American Depositary Shares

(Title of Class of Securities)

29244A102

(CUSIP Number of Class of Securities)

Nicolas Mallo Huergo

c/o Maipú 1252, 12th floor,
City of Buenos Aires, (CP1006),
Argentina

With a copy to:

Christopher C. Paci, Esq.

J.A. Glaccum, Esq.
Nicolas Teijeiro, Esq.
DLA Piper LLP (US)

1251 6th Ave.
New York, NY 10020
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
U.S.$114,594,527	U.S.$10,622.82
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Class B Shares (including Class B shares underlying the American Depositary Shares), other than Class B Shares and ADSs owned directly or indirectly by the Filing Person or its affiliates (including shares held as treasury shares) at a purchase price of 29.34 Argentine pesos (“Ps.”) per Class B Share and converted into U.S. dollars based on the official selling exchange rate of Ps. 105.25 per U.S.$1.00 as reported by Banco de la Nación Argentina on November 10, 2021. As of November 10, 2021, there were 411,075,965 issued and outstanding Class B Shares (including Class B Shares underlying the American Depositary Shares) but excluding shares owned by the Filing Person or its affiliates (including shares held as treasury shares).

Amount Previously Paid: US$10,622.82 Filing Party: Empresa de Energía del Cono Sur S.A. and South American Energy LLP

Form or Registration No.: Schedule TO-T Date Filed: November 12, 2021

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on a combined Schedule TO and Schedule 13E-3 under cover of Schedule TO originally filed on November 12, 2021, (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Empresa de Energía del Cono Sur S.A. (“Edelcos”) and South American Energy LLP (“SAE”, and together with Edelcos the “Bidders”) and relates to the offer by the Bidders to purchase any and all outstanding Class B shares, par value Ps. 1.00 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (“ADSs”), of Empresa Distribuidora y Comercializadora Norte S.A., a corporation organized under the laws of the Republic of Argentina (“Edenor”).

The offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated November 12, 2021 (the "U.S. Offer to Purchase") incorporated herein by reference and in the related documents (which, together with any amendments or supplements thereto, collectively constitute the "U.S. Offer"). The U.S. Offer is being made in conjunction with an offer by Edelcos in Argentina for all outstanding Class B Shares (the "Argentine Offer," and together with the U.S. Offer, the "Offers"). The price offered in the Argentine Offer is the same on a per Class B Share basis as the Offer Price in the U.S. Offer. This Schedule TO is intended solely for (i) holders of Class B Shares that are U.S. residents (under the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and (ii) holders of Class B Shares represented by American Depositary Shares (each representing rights to 20 Class B Shares). The information set forth in the U.S. Offer to Purchase is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO. This Schedule TO is being filed on behalf of the Bidders.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged.

Item 12.	Exhibits.

Exhibit (a)(1)(v) to Item 12 is hereby replaced with Exhibit 99(a)(1)(v).

(a)(1)(i)	Offer to Purchase, dated November 12, 2021.*
(a)(1)(ii)	U.S. Form of Acceptance Letter.*
(a)(1)(iiii)	U.S. Form of Withdrawal for Shares.*
(a)(1)(iv)	Form of Letter to Broker for American Depositary Shares.*
(a)(1)(v)	Form of Letter to Clients for use by Broker for American Depositary Shares.
(a)(1)(vi)	Notice of Offer to Purchase Shares of Class B Shares Issued by Edelcos, as made public on July 29, 2021 (English translation) (incorporated herein by reference to Exhibit 99.1 of Edelcos’s pre-commencement communication filing on Schedule TO on July 30, 2021).
(a)(1)(vii)	Form of summary advertisement, dated November 12, 2021.*

(a)(1)(viii)	Text of Press Release issued by the Bidder on November 12, 2021.*

(b)	Not applicable.
(c)(i)	Accounting Certification issued by PKF Audisur S.R.L., an independent accounting firm, dated July 27, 2021 (English translation).*

(c)(ii)	Valuation Report issued by Buenos Aires Advisors, S.C., an independent firm, dated August 9, 2021 (English translation).*

(d)(i)	Share Purchase Agreement entered into by and among Empresa de Energía del Cono Sur S.A., as buyer, and Pampa Energía S.A., as seller, dated December 28, 2020.*

(f)	Not Applicable.

(g)	None.

(h)	None.

None.

*       Previously filed with Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021

EMPRESA DE ENERGÍA DEL CONO SUR S.A.

/s/ Ricardo Nicolás Mallo Huergo
Name: Ricardo Nicolás Mallo Huergo
Title: Authorized Signatory

SOUTH AMERICAN ENERGY LLP

/s/ Ricardo Nicolás Mallo Huergo
Name: Ricardo Nicolás Mallo Huergo
Title: Authorized Signatory